November 29, 2005

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C, 20549

Re:   Interactive Motorsports and Entertainment Corp.
      Form 10-KSB for the year ended December 31, 2004
      File No. 000-30771

Dear Mr. Jacobs,

I am in receipt of your letter dated October 25, 2005. I have once again authorized David Smith of our company to prepare the company's response to your inquiries in the space below.

Question:

     1. We note your response to comment 1 in your letters dated July 6, 2005 and October 25, 2005. As indicated in Exhibit E of EOTF 01-9, consideration given by a vendor to a customer may take a variety of forms including equity instruments of the vendor. Example 3 in Exhibit B and Exhibit D provide examples of the accounting treatment for consideration in the form of equity instruments. Paragraph 13 of EITF 00-21 prescribes that any separate unit of accounting which is required to be recorded at fair value under GAAP should be recorded at fair value with the remainder of the arrangement consideration allocated to the other units of accounting in accordance with paragraph 12 of EITF 00-21. Accordingly, please summarize the impact on your historical financial statements if you had applied EITF 01-9 and paragraph 13 of EITF 00-21 to the common stock warrants thereby reducing the amount attributable to your management service agreement and simulators prior to any relative fair value allocation under paragraph 12.

Response

          The impact for the year ending December 31, 2004 would be to reduce revenue and net income by $127,271, resulting in revenue of $6,944,563 and a net loss of $118,402 for the twelve month period. The balance sheet would also be impacted, with Additional Paid in Capital increasing by $135,185, Retained Earnings decreasing by $127,271, and Liabilities decreasing by $7,914.

          For the three month period ending March 31, 2005, the impact would reduce revenue and net income by $7,550 resulting in revenue of $1,667,884 and a net loss of $46,276 for the three month period. The balance sheet would also be impacted, with Additional Paid in Capital decreasing by $8,110, Retained Earnings increasing by $7,550, and Liabilities increasing by $560.

          There would be no impact for the three month period ending June 30, 2005 since the final transaction with Race Car Simulation Corp., completed in April, 2005, was recorded with the warrants valued at their full value.

Question:

     2. We read your response to comments 3 and 2 in your letters dated July 6, 2005 and October 25, 2005, respectively, and continue to believe that you have not demonstrated how you meet the criteria for entity-specific or VSOE of fair value. We understand that your historical cost of providing maintenance services would be a component of the consideration to establishing the standalone price for your management service agreement; however, you have not demonstrated why you believe this price will be accepted in the marketplace on a standalone basis. Since your management service agreement is not currently being sold separately, please support how you determined that your historical cost to maintain your existing simulator fleet is equal to the fair value of your management service agreement to a third party, which includes other deliverables in addition to maintenance services. Please also tell us how you determined that it is probable that this price, which is limited to the historical cost for only some of the services in your management service agreement, will not change before the separate introduction of this service into the market place. Lastly, please explain to us when and if you plan to introduce your management service agreement into the market on a standalone basis.

     3. If you consider your performance obligation under the management service agreement to be inconsequential or perfunctory, please explain to us how you considered each of the factors in SAB Topic 13(A)(3)(c) in reaching this conclusion.

Response to Comment 2 and 3

          We read Comment 2, and do not understand how we have not met the criteria for entity specific or VSOE of fair value. Paragraph 16 of EITF 00-21, with reference to SOP 97-2, states that VSOE of fair value is limited to: (a) the price of the deliverable when it is regularly sold on a standalone basis, or (b) if the deliverable has yet to be sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace). As we have stated previously, the management of the Company, having the relevant authority, established the price of the management service agreements. The Company believes it receives a fair return from the sale of its simulators to its customers, and its customers are the sole prospects for engaging in a management service agreement. With this in mind, and given that it has the relevant authority, management has chosen to price the management service agreement in such a way that it covers the cost the Company believes it will bear for providing the maintenance services entailed in the agreement. EITF 00-21 does not require the Company to show that the price established would be accepted in the marketplace.

          Additionally, as you have alluded in comment 2, the management service agreement does have the potential to require the company to provide deliverables other than maintenance services on the simulators, such services to be delivered on an "as needed" basis. These services include collection services and relocation services. The Company believes that these "as needed" services are inconsequential or perfunctory per the context in SAB Topic 13(A)(3)(c). These additional services are not essential to the functionality of the simulators, and our customer does not have the right of returning the simulators, nor do they have the right to reject all other services performed under the management service agreement in the event the Company fails to complete these "as needed" services. Furthermore, the skills and equipment required to complete most of the activities related to these services are readily available, the cost and time required to perform these services has not varied significantly for one instance to another, and the cost to complete the "as needed" services incumbent in the agreement are insignificant when compared to the revenue associated with the management service agreement.

          Management believes it will sell its first management service agreement on a stand alone basis sometime in the first half of 2006, although there can be no assurance. Management is confident that the price will not change before the management service agreement's introduction into the marketplace, since it is management itself that would make that determination.


In closing, the Company continues to believe that its recording of the December 31, 2004 transaction not only conforms to GAAP, but also meets the standard of fair presentation of our financial statements that we discussed in our prior correspondence with you. The Company strongly believes that if we were to incorporate the treatment of the December 31, 2004 transaction as you have suggested, we would not be fairly presenting the transaction or its impact on our financial statements. The interpretation of the individual accounting and financial reporting standards that you have proposed would lead to misleading financial statements and therefore preclude fair presentation. We would then be placed in the precarious position of having to consider certifying financial statements that we feel the do not fairly present the financial condition of the Company. As such, we once again ask that you please reconsider your interpretation of EITF 00-21 and your proposed treatment of the December 31, 2004 transaction.


                                     * * * *

Thank you in advance for your assistance in ensuring our compliance with the applicable disclosure requirements and in our efforts to fulfill our responsibility of fair presentation of our financial information to the investment community. Please feel free to call me or David Smith if you should have further questions. Our corporate office number is (317) 295-3500. My extension is 107, and David's is 102.

Sincerely,

/s/ William R. Donaldson

William R. Donaldson
Chief Executive Officer and Chief Financial Officer